ASSET PURCHASE AGREEMENT

between

MCRAE INDUSTRIES, INC.

as Buyer

and

TEXAS BOOT, INC.

as Seller

May ___, 2005

TABLE OF CONTENTS

i

Exhibit A	Assignments
A-1 Trademark and Service Mark Assignment – U.S. Marks
A-2 Trademark and Service Mark Assignment – Foreign
A-3 Copyright Assignment
A-4 Domain Name Assignment
Exhibit B	License Agreement
Exhibit C	Procedures Order
Exhibit D	Approval Order
Exhibit E	Releases
E-1 Release and Reassignment
E-2 Release of Security Interest

SCHEDULES

Schedule 2.1(a)	Marks
Schedule 2.1(b)	Copyrights
Schedule 2.1(c)	Domain Names
Schedule 2.1(d)	Accounts Receivable
Schedule 2.1(e)	Inventory
Schedule 2.6	Lasts, Dies and Paper Patterns
Schedule 3.5	Accounts Receivable as of April 2, 2005

ii

ASSET PURCHASE AGREEMENT

     This Asset Purchase Agreement (this “Agreement”) is made and entered into as of May ___, 2005 by McRae Industries, Inc., a Delaware corporation (“Buyer”), and Texas Boot, Inc., a Delaware corporation (“Seller”).

STATEMENT OF PURPOSE

     Seller, has been managing its affairs as a debtor-in-possession in a case (the “Chapter 11 Case”) under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”) with the United States Bankruptcy Court for the Middle District of Tennessee (the “Bankruptcy Court”). Buyer has agreed to purchase from Seller, and Seller has agreed to sell to Buyer, the Purchased Assets (as defined in Section 2.1 of this Agreement) (the “Transactions”), upon the terms, and subject to the conditions, set forth in this Agreement:

     NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, Buyer and Seller hereby agree as follows:

ARTICLE I
DEFINITIONS

     Section 1.1 Definitions. When used in this Agreement, each of the following terms have the definition assigned below:

     “Approval Order” is used as defined in Section 7.3 hereof.

     “Auction” means the auction of the Purchased Assets to be effected in the Chapter 11 Case pursuant to the Procedures Order.

     “Auction Date” means the date of the Auction.

     “Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in Charlotte, North Carolina.

     “Encumbrance” means any security interests, liens, claims, charges, options, mortgages, deeds of trust, pledges, hypothecations, assignments, preferences, debts, leases (and subleases), conditional sales agreements, title retention agreements, licenses, covenants, encumbrances of any kind, defects as to title or restrictions on the use and enjoyment thereof or against the transfer or assignment thereof.

     “Intellectual Property” means all Marks, Copyrights and Domain Names, all as defined in Section 2.1.

     “Liabilities” means any debt, liability or obligation, whether disputed or undisputed, secured or unsecured, liquidated, unliquidated, matured or unmatured, known or unknown or accrued or contingent.

     “Lock Box” means that certain lock box in favor of Wells Fargo (as defined below), maintained at Bank of America, account number 000112638838.

     “Person” means any individual, corporation, limited liability company, partnership, company, sole proprietorship, joint venture, trust, estate, association, organization, labor union, or other entity.

     “Primary Registrations” means the registrations and applications for the Marks designated as “primary registrations” on Schedule 2.1(a).

     “Procedure Order” is used as defined in Section 7.2 hereof.

     “Secondary Registrations” means all registrations for the Marks that are not Primary Registrations.

ARTICLE II
SALE AND PURCHASE OF ASSETS

     Section 2.1 Sale and Purchase of Assets. Subject to the terms and conditions of this Agreement, on the Closing Date (defined below), Seller will sell, assign, transfer and convey to Buyer or its designees, and Buyer or its designees will purchase, acquire and accept from Seller, free and clear of Encumbrances, all of Seller’s rights, title and interest in and to the following assets of Seller (the “Purchased Assets”):

          (a) all of Seller’s worldwide rights, title, and interests in and to the trademarks, service marks, trade names, logos and corporate names set forth on Schedule 2.1(a) hereto (whether registered or not), together with translations, adaptations, derivations and combinations thereof and including the goodwill of the business associated therewith, and all applications, registrations, renewals in connection therewith (collectively, the “Marks”) as well as all rights to sue, recover and retain damages for any past, current or future infringement of the Marks.

          (b) all of Seller’s worldwide rights, title and interests in and to all of Seller’s registered and unregistered copyrights and copyright registrations and applications related to the Marks including without limitation the copyright registrations set forth on Schedule 2.1(b) (collectively, the “Copyrights”);

          (c) all of Seller’s domain names and all domain names registered on Seller’s behalf for use in Seller’s business and corresponding registrations including without limitation the domain names set forth on Schedule 2.1(c) (collectively, the “Domain Names”);

          (d) all trade and other accounts receivable owing to Seller on the Closing Date which shall be set forth on Schedule 2.1(d) to be attached hereto on the Closing Date, including the benefit of all collateral, security, guaranties, and similar undertakings received or held in connection therewith and any claim, remedy or other right related to the foregoing (the “Acquired Accounts Receivable”); provided, however that Acquired Accounts Receivable shall consist solely of the following: (i) accounts receivable listed on Schedule 3.5 less any accounts receivable collected in accordance with Section 5.4 and less any accounts receivable on which goods have been returned, plus (ii) accounts receivable generated by Seller after April 4, 2005 (x) in connection with goods sold to account debtors either listed on Schedule 3.5 or approved in advance by Buyer or (y) that Buyer agrees in its sole discretion to purchase;

          (e) the pairs of boots in the style numbers and quantity as set forth on Schedule 2.1(e) (the “Inventory”); and

          (f) any inventory returned by a customer that is the subject of any Acquired Accounts Receivable.

     Section 2.2 Deposit. On the date hereof, Buyer will submit to Seller’s counsel a cash deposit in the amount of $200,000 (the “Buyer Deposit”), which shall be returned to Buyer in the event that Buyer is not the successful bidder following the Auction pursuant to Article VII or if for any reason (other than Buyer’s material breach of this Agreement) the Closing has not occurred by July 15, 2005.

Section 2.3 Purchase Price.

          (a) The purchase price for the Purchased Assets (the “Purchase Price”) will be the sum of (i) $1,200,000, plus (ii) the amount to be paid for the Inventory as set forth on Schedule 2.1(e), plus (iii) an amount equal to 75% of (the gross book value of the Acquired Accounts Receivable minus $100,000).

          (b) Subject to the terms and conditions of this Agreement, Buyer will pay the Purchase Price (less the amount of the Buyer Deposit) at Closing to Seller by wire transfer of immediately available funds to a bank account designated by Seller on the Closing Date.

     Section 2.4 No Liabilities Assumed. Buyer will not assume any, and Seller will retain all, liabilities and obligations arising from the ownership of the Purchased Assets on or prior to the Closing Date.

     Section 2.5 Closing. The closing of the purchase and sale of the Purchased Assets (the “Closing”) shall take place at the offices of Neal & Harwell, PLC, in Nashville, Tennessee, commencing at 9:00 a.m. local time on the date that is the Business Day following the date that all of the conditions that must be fulfilled prior to the Closing, as set forth in Articles VI, have been fulfilled or waived by Buyer or Seller, as applicable, or at such other place, time and date as Buyer and Seller may mutually determine (the “Closing Date”). Subject to the consummation of the Closing on the Closing Date, the sale, assignment, transfer and conveyance to Buyer of the Purchased Assets will be deemed effective as of 11:59 p.m. local time on the Closing Date.

     Section 2.6 Lasts and Dies. In addition, Seller will quitclaim to Buyer or its designees and Buyer and its designees will purchase, acquire and accept from Seller all of Seller’s right, title and interest in and to the lasts, dies and paper patterns as set forth on Schedule 2.6. Buyer shall pay One Dollar ($1.00) for the Lasts.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represents and warrants as follows:

     Section 3.1 Organization and Authority. Seller is a corporation duly organized under the laws of its state of incorporation. Subject to the approval by the Bankruptcy Court, (a) Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (b) the execution and delivery by Seller of this Agreement and the performance by Seller of the transactions contemplated hereby have been duly approved by the board of directors of Seller and, if required, the shareholders of Seller and (c) this Agreement constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms.

     Section 3.2 No Conflicts. Subject to the approval by the Bankruptcy Court, Seller’s execution and delivery of this Agreement and performance of its obligations hereunder do not and will not require the consent of, or any prior filing with or notice to, any governmental authority or other third party.

     Section 3.3 Title to Purchased Assets. Seller is conveying, transferring and assigning to Buyer the Purchased Assets free and clear of all Encumbrances or adverse claims pursuant to 11 U.S.C. §363. Buyer is acquiring good and marketable title to the Purchased Assets, provided, Seller does not warrant good and marketable title with respect to the Secondary Registrations.

     Section 3.4 Intellectual Property.

     (a) Seller owns all rights, title and interests in and to the Intellectual Property free and clear of any Encumbrance, provided, that with respect to the Secondary Registrations, Seller makes no express representation or warranty as to such ownership of the Secondary Registrations.

     (b) No legal proceeding occurred in the past, is currently pending or, to the knowledge of Seller, is or ever was threatened or anticipated that challenges (i) the legality, validity, enforceability, transferability or assignability of the Intellectual Property, or (ii) the use or ownership of any Intellectual Property by Seller or its successors or assigns.

     (c) Seller has taken all necessary and prudent action to maintain and protect the Primary Registrations. Each Primary Registration is valid and enforceable and otherwise fully complies with all judgments, orders, decrees, laws, statutes, regulations or other judicial or governmental restrictions applicable to the enforceability thereof.

     (d) The Purchased Assets do not and will not violate, infringe upon or come in conflict with any right of any third party, including, without limitation, any copyrights, patent rights, trademark rights, trade secret right or confidentiality rights of any third party. To the best of Seller’s knowledge, the Secondary Registrations do not and will not violate, infringe upon or come in conflict with any right of any third party, including, without limitation, any copyrights, patent rights, trademark rights, trade secret right or confidentiality rights of any third party.

     (e) Seller has continuously used the Marks associated with each Primary Registration set forth on Schedule 2.1(a) under the heading “U.S. — Federal” in commerce on or in connection with the goods and services identified by such Primary Registration for the period commencing with the date of first use for such Primary Registration through the Closing Date. With respect to the Primary Registrations for LAREDO set forth on Schedule 2.1(a) under the heading “Foreign,” and Seller has had sales of goods identified by such Primary Registrations of at least three hundred thousand dollars ($300,000) per year in each of years 2002, 2003, and 2004.

     (f) Seller has delivered, or will deliver, to Buyer prior to the Closing Date, copies of all registration and application materials relating to the Intellectual Property in Seller’s possession including, without limitation, complete copies of all files regarding the Intellectual Property’s maintenance by any legal counsel engaged by Seller, and all other written documentation evidencing ownership and prosecution of each such item in Seller’s possession.

     (g) The domain names identified in Schedule A-4 of Exhibit A are the only Domain Names used in connection with Seller’s business. For the avoidance of doubt, both Seller and Buyer are aware that a third party is using the domain name TEXASBOOTCO.COM and agree that such use is not a breach of this Agreement.

     (h) There are no licenses relating to or associated with the Intellectual Property.

     Section 3.5 Accounts Receivable. Schedule 3.5 sets forth a list of all accounts receivable of Seller as of April 4, 2005, which list sets forth the aging of such accounts receivable. Subject to the $100,000 reserve for bad debts, uncollectible items, offsets, charge backs, etc., all accounts receivable set forth on Schedule 3.5 represented as of April 4, 2005, and all Acquired Accounts Receivable will represent on the Closing Date, valid obligations arising from products or services actually sold by Seller in the ordinary course of business enforceable in accordance with their terms. Subject to the $100,000 reserve for bad debts, uncollectible items, offsets, charge backs, etc., as of the date hereof, with respect to the accounts receivable set forth on Schedule 3.5, there is no, and as of the Closing Date, with respect to the Acquired Accounts Receivable, there will be no contest, claim or right to set-off, other than returns in the ordinary course of business, under any contract with any obligor of any such account receivable or Acquired Account Receivable relating to the amount or validity of any such account receivable or Acquired Account Receivable. Seller makes no warranty as to the creditworthiness of any customer or the collectability of any or all of the Acquired Accounts Receivable.

     Seller agrees that any inventory that is returned to Seller after the Closing and that is the subject of an Acquired Accounts Receivable shall be the sole property of Buyer and shall be delivered promptly to Buyer upon such return.

     Section 3.6 Inventory. The Inventory is of a nature that is consistent with the standards of quality established over the years with respect to the Marks, is usable for its intended purpose and salable in the ordinary course of business consistent with past practices. The Inventory is located within Seller’s warehouse located at 125 East Forest Avenue, Lebanon, Tennessee, 37087.

     Section 3.7 Disclosure. The representations and warranties of Seller in this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made herein not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants as follows:

     Section 4.1 Organization and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation. Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Buyer of this Agreement and the performance by Buyer of the transactions contemplated hereby have been duly approved by the board of directors of Buyer and, if required, the shareholders of Buyer. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

     Section 4.2 No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the transactions contemplated hereby will, directly or indirectly, with or without notice or lapse of time conflict with, violate or result in any default under Buyer’s articles of incorporation or bylaws, or any mortgage, indenture, agreement, instrument or other contract to which Buyer is party or by which Buyer or any of its property is bound, or any judgment, order, decree, law, statute, regulation or other judicial or governmental restriction to which Buyer is subject. Buyer’s execution and delivery of this Agreement and performance of its obligations hereunder do not and will not require the consent of, or any prior filing with or notice to, any governmental authority or other third party.

ARTICLE V
COVENANTS

     Section 5.1 Further Assurances. Seller and Buyer each hereby covenants and agrees with the other that at any time and from time to time it will promptly execute and deliver to the other such further assurances, instruments and documents and take such further action, for no additional consideration, as the other may reasonably request in order to carry out the full intent and purpose of this Agreement.

     Section 5.2 Fees and Expenses. Seller and Buyer shall each bear its own expenses in connection with the negotiation and preparation of this Agreement and their consummation of the transactions contemplated hereby, including without limitation the fees and expenses of their respective counsel, accountants and consultants. Seller will pay all transfer, documentary, sales, use, stamp, registration and other taxes and fees due in connection with the Transactions, and file when due all necessary tax returns and other documentation in connection therewith.

     Section 5.3 Bulk Transfers Compliance. Buyer and Seller hereby mutually agree to waive compliance with the provisions of any applicable laws constituting or comparable to Article 6 of the Uniform Commercial Code, entitled “Bulk Transfers,” to the extent applicable to the transactions contemplated hereby. Seller agrees to indemnify, defend and save harmless

Buyer from and against any and all loss, liability, cost and expense (including reasonable attorneys’ fees) arising out of noncompliance with any Bulk Transfers laws.

     Section 5.4 Collection of Accounts Receivable. From the date hereof through the Closing Date Seller shall collect its accounts receivable only in the ordinary course of business and shall not, other than in the ordinary course of business consistent with past practices, (a) compromise, forgive or discount any accounts receivable (b) accelerate or otherwise change its collections practices with respect to any accounts receivable or (c) transfer or assign any accounts receivable or any rights therein to any Person. On or prior to the Closing Date, Seller will cause Wells Fargo Business Credit, Inc. (“Wells Fargo”) to enter into a written agreement with Buyer and Seller (the “Wells Fargo Agreement”) pursuant to which Wells Fargo agrees that, from and after the Closing Date, (x) Wells Fargo shall not have a security interest in the Acquired Accounts Receivable (including, but not limited to payments for the Acquired Accounts Receivable contained in, or thereafter received in, the Lock Box) and (y) the payments for the Acquired Accounts Receivable contained in, or thereafter received in, the Lock Box shall be the property of Buyer and Wells Fargo shall promptly remit any such payments to Buyer.

     Section 5.5 Quality. Seller and Buyer agree that Buyer has the capability to produce goods of the same quality as the goods produced by Seller and sold under the Marks.

     Section 5.6 Inventory. From the date hereof through the Closing Date Seller (a) shall maintain the Inventory consistent with past practices in the ordinary course of its business and (b) shall not dispose of any of the Inventory (For purposes of clarity, Seller may sell any item of inventory not included in the Inventory). Seller and Buyer agree that if any of the Inventory is damaged or rendered otherwise undeliverable between the date hereof and the Closing Date then Buyer may revise Schedule 2.1(e) on the Closing Date to exclude such damaged or undeliverable Inventory.

     Section 5.7 Name Change. Seller agrees to change its corporate name within ten (10) Business Days after the Closing Date.

     Section 5.8 Domain Name. Seller will take all actions necessary to ensure that Seller is listed as the “registrant” on all registrations corresponding to the Domain Names.

ARTICLE VI
CLOSING CONDITIONS

     Section 6.1 Conditions to Buyer’s Obligations. Buyer’s obligation to perform the Transactions contemplated to be performed on or about the Closing Date is subject to satisfaction, or written waiver by Buyer, of each of the following conditions:

     (a) (i) All of the representations and warranties of Seller in this Agreement must have been accurate in all material respects as of the date hereof and must be accurate in all material respects as if made on the Closing Date, (ii) Seller must have performed and complied with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing, and (iii) Seller must deliver to Buyer at the Closing a certificate, in the form reasonably satisfactory to Buyer, confirming satisfaction of the conditions in clauses (i) and (ii) above; provided, however, that such certificate, for purposes of the obligations under Article IX, will certify that all of the representations and warranties of Seller in this Agreement are accurate in all respects as if made on the Closing Date.

     (b) On or prior to the Closing Date, Buyer and Seller will attach Schedule 2.1(d) to this Agreement and such schedule will set forth the Acquired Accounts Receivable.

     (c) On or prior to the Closing Date, Buyer, Seller and Wells Fargo will enter into the Wells Fargo Agreement.

     (d) Seller shall (i) deliver to Buyer on the Closing Date instruments of assignment in the form attached hereto as Exhibit A effecting the transfer of the Intellectual Property from Seller to Buyer, and (ii) complete all actions required to transfer to Buyer all registrations corresponding to the Domain Names and provide evidence of the completion of such action to Buyer.

     (e) Seller shall file with the United States Patent and Trademark Office within the regulatory grace period the renewal documents for Primary Registration U.S. Reg. No. 1,882,281 for EL DORADO, and provide evidence of the completion of such action to Buyer.

     (f) On or prior to the Closing Date, Seller shall file the necessary documents with the United States Copyright Office and all other public offices as required to evidence ownership of the registrations associated with the Copyrights in Seller.

     (g) On or prior to the Closing Date, Seller shall file the necessary documents with the appropriate state and foreign offices as required to evidence record ownership of the state registrations and the foreign registrations that have been designated as Primary Registrations, as set forth in Schedule 2.1(a), in Seller.

     (h) On or prior to the Closing Date, Seller shall execute the Release of Security Interest and Release and Reassignment documents attached hereto as Exhibit E (collectively, the “Releases”), and shall file such documents with the United States Patent and Trademark Office and all other public offices as required to evidence unencumbered ownership of the applicable Marks in Seller.

     (i) On or prior to the Closing Date, Seller shall provide to Buyer all available books and records evidencing the sales of the Primary Registrations on or in connection with the goods and services.

     (j) The Procedures Order and the Approval Order, shall have been entered and shall not have been appealed, modified, amended, dissolved, revoked or rescinded in any material respect.

     Section 6.2 Conditions to Seller’s Obligations. Seller’s obligation to perform the Transactions contemplated to be performed on or about the Closing Date is subject to satisfaction, or written waiver by Seller, of each of the following conditions:

     (a) (i) all of the representations and warranties of Buyer in this Agreement must have been accurate in all material respects as of the date hereof and must be accurate in all material respects as if made on the Closing Date, (ii) Buyer must have performed and complied with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing, and (iii) Buyer must deliver to Seller at the Closing a certificate, in the form reasonably satisfactory to Buyer, confirming satisfaction of the conditions in clauses (i) and (ii) above.

     (b) Buyer shall execute a license agreement with Seller in the form attached hereto as Exhibit B (the “License Agreement”) granting Seller a non-exclusive, worldwide, royalty-free, non-assignable license to use the Marks solely to sell any finished goods inventory held by Seller on the Closing Date that bears any such Marks.

     (c) The Procedures Order and the Approval Order shall have been entered and shall not have been appealed, modified, amended, dissolved, revoked or rescinded.

ARTICLE VII
MATTERS RELATING TO THE CHAPTER 11 CASE

     Section 7.1 Bankruptcy Court Approval. This Agreement and the Transactions, including, without limitation, the sale and transfer of the Purchased Assets to Buyer, are subject to, and contingent upon, the approval of the Bankruptcy Court.

     Section 7.2 Procedures Order. Within three business days subsequent to the execution of this Agreement, Seller, at its sole expense, will apply to the Bankruptcy Court to obtain, and shall use reasonable best efforts to secure entry as soon as practicable, subject to the conditions precedent set forth in Articles VI and VII of this Agreement, the entry of an order (the “Procedures Order”) in form and substance reasonably satisfactory to Buyer and Seller and their respective counsel, authorizing Seller to perform and making enforceable the following provisions of this Agreement relating to: (a) the payment of a Break-up Fee; (b) the competitive bidding procedure set forth in Section 7.5; (c) establishing a deadline for the submission of competitive bids; and (d) setting the date for any auction to be held as a result of receipt of competitive bids (the “Auction Date”). The Procedures Order shall provide that if Buyer shall not be the successful bidder for the Purchased Assets, solely by virtue of another bidder’s having made a “higher and better” offer therefor, and through no fault of Buyer, then Buyer shall be entitled to receive at, and payable from the proceeds of the Closing of the sale of the Purchased Assets, a fee of $75,000 (the “Break-up Fee”). The Break-up Fee shall be free and clear of all Encumbrances and shall be paid out of the proceeds of the Purchased Assets at closing, and before any other expenses or claims are paid regardless of priority. Buyer shall not be entitled to receive the Break-up Fee if a third party closes on the Purchased Assets due to Buyer’s default under this Agreement, after all applicable grace periods.

     Section 7.3 Approval Order. Seller shall obtain the entry by the Bankruptcy Court of a final, non-appealable order (the “Approval Order”) in form and substance reasonably satisfactory to Buyer and its counsel and Seller and its counsel which shall, among other things, (a) determine that (i) this Agreement was entered into by Buyer (or the successful bidder at the Auction) and Seller in good faith and represents the highest and best offer for the Purchased Assets and should be approved, and (ii) Buyer (or the successful bidder at the Auction) is a good faith purchaser under Section 363(m) of the Bankruptcy Code and that the provisions of Section 363(n) of the Bankruptcy Code have not been violated; (b) authorize and direct Seller to sell the Purchased Assets to Buyer (or the successful bidder at the Auction) pursuant to this Agreement and Sections 363 of the Bankruptcy Code, free and clear of all Liabilities and Encumbrances (including any and all “interests” in the Purchased Assets within the meaning of Section 363(f) of the Bankruptcy Code); (c) authorize and direct Seller to execute, deliver, perform under, consummate and implement, the documents necessary to carry out the Transactions contemplated hereby, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the foregoing; (d) provide that Buyer (or the successful bidder at the Auction) will not assume or be liable for any Liabilities of Seller, other than those expressly assumed by Buyer (or the successful bidder at the Auction) pursuant to this Agreement; (e) permanently enjoin each and every holder of a Liability or claim against Seller, other than those expressly assumed by Buyer (or the successful bidder at the Auction) pursuant to this Agreement, from commencing, continuing or otherwise pursuing or enforcing any remedy, claim or cause of action against Buyer (or the successful bidder at the Auction) relative to such Liability; (f) contain such other provisions as may be necessary or reasonably desirable or appropriate to give effect to the documents necessary to carry out the Transactions contemplated hereby; and (g) contain a provision to terminate the 10 day stay otherwise provided for in Rule
6004(g) of the Federal Rules of Bankruptcy Procedure. Buyer reserves the right to waive the requirement of 7.3(h).

     Section 7.4 Solicitation of Competitive Transactions. Nothing contained in this Agreement or elsewhere shall prevent Seller (consistent with the fiduciary duties of Seller as a debtor-in-possession), in an effort to obtain the highest and best offer for the Purchased Assets and prior to the Auction Date, from (a) fully cooperating with or responding to inquiries from or negotiating with, any third Person who expresses, or has expressed, an interest in submitting a proposal for the sale of all or any of the Purchased Assets or any other transaction otherwise inconsistent with this Agreement in any material respect (a “Competitive Transaction”) in connection with such third Person’s preparation and submission of a Qualifying Bid (hereafter defined) and any related plan (regardless of whether ultimately submitted) pursuant to the procedures set forth in the Procedures Order, including granting to such third Person access to the books, records and documents pertaining to Seller and the Purchased Assets; (b) responding to inquiries submitted by third Persons; (c) providing notice of the Auction to all creditors and parties in interest and any and all third Persons who have heretofore expressed an interest in submitting a proposal for a Competitive Transaction; and (d) publishing notice of the Auction and the opportunity for Competitive Transactions in the manner prescribed by the Procedures Order.

     Section 7.5 Competitive Bidding Procedure.

     (a) Concurrently with the filing of the motion seeking the entry of the Procedures Order, Seller shall apply to the Bankruptcy Court to schedule a hearing in such Court on, or promptly subsequent to, the Auction Date (the “Sale Hearing”) and shall use its reasonable good faith efforts to cause such hearing to occur as soon as practicable. Seller shall make available to third Persons the opportunity to enter into a Competitive Transaction only through the procedure set forth in the Procedures Order, which shall contain, among other things, the following provisions:

          (i) Seller shall provide to any third Person who or which has expressed an interest in acquiring the Purchased Assets a copy of the Procedures Order. The Auction procedures shall be set forth in the Procedures Order, which shall provide that (1) all bidders

(except Buyer) must pre-qualify for the right to participate in the Auction by, no later than two days in advance of the Auction, submitting to Seller’s counsel a cash deposit in the amount of $200,000 and satisfactorily demonstrating to Seller such bidder’s financial and other ability to consummate the transaction on substantially the same terms and conditions (including a closing schedule), other than as to price, offered by Buyer herein (“Qualifying Bidder”); and (2) for an initial incremental bid of $100,000 over and above the Purchase Price (payable in cash) (“Qualifying Bids”).

          (ii) In the event that a Qualifying Bid shall be submitted, there shall be an Auction at which the Qualifying Bid shall be the opening bid and additional bids shall only be accepted in minimum increments of $50,000 in excess of such bidder’s prior bid.

     (b) At the Sale Hearing, Seller will request that the Bankruptcy Court enter the Approval Order, (i) in form and substance reasonably satisfactory to Buyer and Seller and their respective counsel if no Qualifying Bid shall have been submitted or Buyer shall be the successful bidder at the Auction (with the Purchase Price increased accordingly), or (ii) approving the sale of the Purchased Assets to the successful bidder at the Auction in accordance with the terms of such Qualifying Bid. The Approval Order (which shall supplement, but not supplant, the Procedures Order) shall, among other things, provide: (1) that the parties in all respects shall have complied with the provisions of Section 363 of the Bankruptcy Code and Rule 6004 of the Federal Rules of Bankruptcy Procedure, including, that Seller is authorized and directed to sell the Purchased Assets free and clear of Encumbrances pursuant to Section 363(f) of the Bankruptcy Code; (2) Buyer (or the successful bidder at the Auction) is a good faith purchaser entitled to the benefits of Section 363(m) of the Bankruptcy Code and the sale may not be avoided under Section 363(n) of the Bankruptcy Code; and (3) for approval of the remainder of this Agreement (and/or an agreement to be executed forthwith by such successful bidder).

     (c) Buyer and Seller stipulate that Buyer shall be deemed to be a party in interest for all purposes contemplated by the Bankruptcy Court and the Bankruptcy Rules. Provided Buyer files a notice of appearance with the Bankruptcy Court, Seller shall serve upon Buyer all notices given, or required to be given, and all papers served, or required to be served, pursuant to Rule 2002 of the Federal Rules of Bankruptcy Procedure.

ARTICLE VIII
TERMINATION

     Section 8.1 Termination Events. This Agreement may, by written notice given to Seller or Buyer, as applicable, prior to the Closing, be terminated:

     (a) by mutual consent of both parties hereto;

     (b) by Seller, if (i) any representation or warranty made by Buyer is inaccurate in any material respect or Buyer has breached any covenant or agreement in this Agreement in any material respect or (ii) any condition in Section 6.2 has not been satisfied or waived in writing by July 15, 2005 or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of Seller to comply with its obligations under this Agreement);

     (c) by Buyer, if (i) any representation or warranty made by Seller is inaccurate in any material respect or Seller has breached any covenant or agreement in this Agreement in any material respect (ii) any condition in Section 6.1 has not been satisfied or waived in writing by July 15, 2005 or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of Buyer to comply with its obligations under this Agreement); or (iii) Seller has not signed this Agreement and the Bankruptcy Court has not entered an Approval Order by July 15, 2005.

     (d) by either Buyer or Seller:

               (i) upon the entry of an order of Bankruptcy Court authorizing the sale of the Purchased Assets to a third Person, other than an affiliate of Buyer designated by it;

               (ii) the Closing has not occurred within fifteen (15) days subsequent to the entry of the Approval Order, unless the failure to close is the result of a breach by such party; or

               (iii) the Chapter 11 Case is dismissed or converted to a Chapter 7 bankruptcy case pursuant to the provisions of the Bankruptcy Code.

     Section 8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement will terminate; provided, however, that those obligations in Section 7.2 related to the payment of a Break-up Fee and in Article X (Miscellaneous) will survive the termination. Nothing in this Article VIII will release any party from any Liability for any breach of any representation, warranty, covenant or agreement in this Agreement.

ARTICLE IX
INDEMNIFICATION

     Section 9.1 Indemnification.

     (a) Seller agrees to indemnify and save harmless Buyer, its affiliates and their respective directors, officers, partners, managers, employees, customers, and agents (the “Buyer Indemnified Parties”) from and against any and all loss, liability, damages, cost or expense (including reasonable attorneys’ fees) incurred by any Buyer Indemnified Party arising out of any claim of Seller’s breach of any of its representations, warranties, covenants and agreements in this Agreement or in any agreement or document delivered by Seller to Buyer hereunder.

     (b) Buyer agrees to indemnify and save harmless Seller, its affiliates and their respective directors, officers, partners, managers, employees, customers, and agents (the “Seller Indemnified Parties”) from and against any and all loss, liability, damages, cost or expense (including reasonable attorneys’ fees) incurred by any Seller Indemnified Party arising out of any claim of Buyer’s breach of any of its representations, warranties, covenants and agreements in this Agreement or in any agreement or document delivered by Buyer to Seller hereunder.

ARTICLE X
MISCELLANEOUS

     Section 10.1 Notices. Any notice pursuant to this Agreement must be in writing and will be deemed effectively given to another party hereto on the earliest of the date (a) three business days after such notice is sent by registered U.S. mail, return receipt requested, (b) one business day after receipt of confirmation if such notice is sent by facsimile, (c) one business day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (d) one business day after delivery of such notice in person and (e) such notice is received by such party; in each case to the appropriate address below (or to such other address as a party may designate by notice to the other party):

If to Seller:	Texas Boot, Inc. 299 Plus Park Blvd., Suite 100 Nashville, Tennessee 37217 Fax: 615-695-2061 Attn: Bill Whitlock

with a copy to:

Neal & Harwell, PLC 2000 One Nashville Place Nashville, TN 37219 Fax: 615-726-0573 Attn: James R. Kelley

If to Buyer:	McRae Industries, Inc. 400 North Main Street Mount Gilead, North Carolina 27306 Fax: 910-439-4190

with a copy to:

Kennedy Covington Lobdell & Hickman, L.L.P. 214 N. Tryon Street, 47th Floor Charlotte, North Carolina 28202 Fax: 704-353-3192 Attn: Lawrence E. Behning

     Section 10.2 Mail and Receivables. Seller hereby irrevocably authorizes Buyer after the Closing to receive and open all mail and other communications received by Buyer and addressed or directed to Seller and, to the extent relating to the Purchased Assets, to act with respect to such communications in such manner as Buyer may elect. If any such communication does not relate to the Purchased Assets, Buyer will forward such communication to Seller. Seller will promptly deliver to Buyer the original of any mail or other communication received by Seller after the Closing that relates to the Purchased Assets. Seller hereby irrevocably authorizes Buyer after the Closing to endorse, without recourse, the name of Seller on any check or any other evidence of indebtedness received by Buyer on account of any of the Purchased Assets. After the Closing, Seller will promptly remit to Buyer any payment relating to the Purchased Assets (including payments for Acquired Accounts Receivable) that Seller receives.

     Section 10.3 Entire Agreement. This Agreement and the agreements referenced herein constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (whether written or oral and whether express or implied), including the Letter of Intent executed by the parties hereto, among the parties hereto to the extent related to the subject matter hereof.

     Section 10.4 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign its rights or delegate its duties hereunder without the prior written consent of the other parties; provided, that, without such consent, (a) Buyer’s rights and obligations hereunder may be assigned to and assumed by (i) any affiliate of Buyer or (ii) a Person succeeding to substantially all of the business and assets of Buyer.

     Section 10.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same agreement.

     Section 10.6 Governing Law. This Agreement will be governed by the laws of the State of Tennessee, without giving effect to any choice or conflict of law principles of any jurisdiction.

     Section 10.7 Power of Attorney. Seller hereby irrevocably appoints Buyer as Seller’s attorney-in-fact with full authority in place of Seller, and in the name of Seller, even in the dissolution of Seller, to take any action and to execute any instrument which Buyer may deem necessary or advisable to accomplish the purposes of this Agreement.

     Section 10.8 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by the parties hereto. No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving party. The failure of any party hereto at any time to require performance of any provision of this Agreement will not affect such party’s rights at a later time to enforce such provision. No waiver by any party hereto of any breach of this Agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

     Section 10.9 Severability. Any provision of this Agreement that is determined by any court of competent jurisdiction to be invalid or unenforceable will not affect the validity or enforceability of any other provision hereof or the invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

     Section 10.10 Interpretation. The Section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement. Any reference in this Agreement to any Section refers to the corresponding Section of this Agreement. This Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision in this Agreement. The word “or” in this Agreement is disjunctive but not necessarily exclusive. All words in this Agreement will be construed to be of such gender or number, as the circumstances require. References in this Agreement to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be business days. In interpreting and enforcing this Agreement, each representation and warranty will be given independent significance of fact and will not be deemed superseded or modified by any other such representation or warranty.

     Section 10.11 Benefits and Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. Nothing herein shall evidence or establish any rights (including third party beneficiary rights) in favor of any creditors of any party hereto or any other third party.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be duly executed in their respective names by their respective duly authorized officers as of the day and year first above written.

MCRAE INDUSTRIES, INC.

By:	/s/ D. Gary McRae

Name:	D. Gary McRae

Title:	President

TEXAS BOOT, INC.

By:	/s/ Bill Whitlock

Name:	Bill Whitlock

Title:	President

(SUBJECT TO COURT APPROVAL)